FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2008

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 29 July, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                          Notice to London Stock Exchange dated 29 July 2008
                                              Transaction in Own Shares

Exhibit 99

29 July 2008

Unilever NV and Unilever PLC - Transactions in Own Shares

Unilever NV announces that on 28 July 2008 it purchased 350,000 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 18.675 and euro 19.080 per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that 675 Unilever NV ordinary shares held as treasury shares were released under Employee Share Plans.

Following the above purchase and release, Unilever NV together with subsidiary companies, holds 178,084,930 Unilever NV ordinary shares in treasury, and has 1,536,642,770 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 28 July 2008 it purchased 400,000 Unilever PLC ordinary shares at prices between 1472 pence and 1499 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 25,491,553 Unilever PLC ordinary shares in treasury, and has 1,284,664,808 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 217 4844)

Unilever PLC: Tim Johns, Press Office, London (Tel. +44 20 7822 6805)

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.